MANHATTAN MINERALS CORP.
NEWS RELEASE

November 28, 2003	Toronto Stock Exchange
Trading Symbol: MAN

Manhattan Minerals Corp. ("Manhattan") advises that it will deliver to Centromin Peru, Manhattan's partner in the TamboGrande property, on December 1, 2003, the final draft feasibility study in respect of the TG-1 project. Manhattan also advises that it recently retained an internationally recognized financial advisor to assist it in the development of a preliminary finance plan for the TG-1 project on the TamboGrande property in Peru and this finance plan will also be delivered to Centromin Peru on December 1, 2003. The preliminary finance plan was completed based on the draft feasibility study results and the assumption of environmental approval of the project and demonstrates that the project is both viable and financeable by international project finance standards.

Manhattan is currently discussing with Centromin Peru the requirements for compliance by Manhattan with the terms of the option agreement on the TamboGrande property. Contrary to recent reports in the media, Manhattan has not requested an extension of the deadline to meet the requirements in the option agreement. There can be no assurance that the discussions with Centromin Peru will be successful. Manhattan will advise the market of the outcome of the discussions when the results become known, which is expected to occur prior to mid-December.

For further information please contact:

Lawrence Glaser
Chairman, President, CEO
Tel: (604) 669-3397
www.manhattan-min.com